# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aterian, Inc., CIK 0001757715
CUSIP: 02156U200
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 350 Springfield Avenue, Suite #200, Summit, New Jersey (NJ), 07901
Date of event which requires filing of this statement: 09/25/2026
Amends the filing with accession number 0001829126-26-010004
Filed by CIK 0001932843
Persons authorized to receive notices and communications: DAVID E. LAZAR, 44, Tower 100, The Towers, Winston, Churchill, San Francisco, Paitilla, Panama City, Panama (R1), 07196, 646-768-8417

## Reporting persons
- Lazar David E. (CIK 0001932843): type of reporting person: individual (IN); citizenship or place of organization: Portugal (S1); source of funds: personal funds (PF); sole voting power 8,038,030; shared voting power 0; sole dispositive power 8,038,030; shared dispositive power 0; aggregate amount beneficially owned 8,038,030 (3.1% of the class)
  Comment: The figure in Item 13 is based upon 261,129,410 shares of Common Stock of the Issuer outstanding, which includes (i) 1,300,530 shares of Common Stock of the Issuer that were acquired by the Reporting Person upon the conversion of shares of Series AA Preferred Stock of the Issuer, and (ii) the 259,828,880 shares of Common Stock of the Issuer outstanding as confirmed by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Aterian, Inc.
Address of issuer's principal executive offices: 350 Springfield Avenue, Suite #200, Summit, New Jersey (NJ), 07901
Comment:
This Amendment No. 1 to the Schedule 13D ("Amendment No. 1") amends and supplements the initial Schedule 13D filed with the Securities and Exchange Commission ("SEC") on September 10, 2026. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended, restated and/or supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

This Amendment No. 1 is being filed for the purpose of reporting a decrease in the percentage of the class of securities beneficially owned by the Reporting Person and constitutes an "exit filing" with respect to Schedule 13D for the Reporting Person. The related updates and amendments to the Schedule 13D are outlined in the Items below.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On September 24, 2026, the Reporting Person converted 168,900 shares of Series AA Preferred Stock of the Issuer into 1,300,530 shares of Common Stock of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

"September 2026 Securities Purchase Agreement

On September 1, 2026, the Reporting Person entered into a Securities Purchase Agreement (the "September SPA") with multiple purchasers (the "Purchasers"), pursuant to which the Reporting Person agreed to sell, in a private transaction, (i) 706,100 shares of Series AA Preferred Stock of the Issuer and (ii) 1,750,000 shares of Series AAA Preferred Stock of the Issuer, which are convertible into an aggregate of 241,861,970 shares of Common Stock of the Issuer, to the Purchasers for an aggregate purchase price of $12,000,000. The transactions contemplated by the September SPA occurred on September 25, 2026.

The foregoing description of the September SPA does not purport to be complete and is qualified in its entirety by reference to the full text of the September SPA, which is filed as Exhibit 99.5 hereto."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

"(i) Sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) Shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) Shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto."
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

Other than as set forth in Item 3 and Item 4, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated in its entirety as follows:

The Reporting Person ceased to beneficially own more than five percent of the outstanding shares of Common Stock of the Issuer on September 25, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

The descriptions of the September SPA set forth in Item 4 of this Amendment No.1 are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

99.5 Form of Securities Purchase Agreement, dated as of September 1, 2026, by and among the Reporting Person and the Purchasers.

## Signatures
- Lazar David E.: /s/ David E. Lazar, David E. Lazar (09/29/2026)